FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Material Event dated December 17, 2009

Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Rodrigo Peña Socías
General Counsel
Phone: (56 2) 351 1187
Fax     : (56 2) 351 1717
E Mail : rpena@bbvaprovida.cl

Santiago, Chile – December 17, 2009.

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez Marengo, Chief Executive Officer of AFP Provida S.A., has reported a material event to the Superintendent of Pension Fund Administrators, to the Superintendent of Securities and Insurance and to all the Chilean Stock Exchanges. This communication informed the following:

"Through this letter and in order to fulfill with the rules and legal disposals currently in force, please be advised that the Board of Directors of Administrator of Pension Funds Provida S.A. ("Provida") in its meeting held on December 16, 2009 approved the externalization of certain supporting areas to the related society BBVA Servicios Limitada ("BBVA Servicios").

The main operation conditions are the following:
1.- Term: 10 years renewable commencing on January 1, 2010.
2.- Annual Price equivalent to UF260,530 for the year 2010, which will be increased by 3.38% per year.

Likewise, the operation contemplates, among others things, transfer with labor continuity of Provida's workers who currently render such services; the sale of the necessary tangible assets to render services and the cessation of contracts with providers and rental contracts.

The operation is not going to have equity effects in Provida once that the current cost of supporting services that will be externalized, is substantially similar to the one that will be paid to BBVA Servicios as a result of the externalization of them.

The current communication is in accordance with article 9 and section 2 of article 10 of Law 18,045, being a material event, a communication that is undersigned by the Chief Executive Officer, who is duly empowered to this".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	December 18, 2009	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	December 18, 2009	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.